Mail Stop 3561

February 1, 2007

Mr. Joseph E. Pennington
Chief Executive Officer
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, Minnesota 55441

> **RE:** **Christopher & Banks Corporation**
> **Form 10-K for Fiscal Year Ended February 25, 2006**
> **Form 10-Q for Fiscal Quarter Ended November 25, 2006**
> **Filed May 11, 2006 and January 4, 2007**
> **File No. 1-31390**

Dear Mr. Pennington:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 25, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13,

Liquidity and Capital Resources, page 20

1.   Please revise your discussion of the changes in cash provided by operations to explain in a reasonable amount of detail the reasons for any significant fluctuations in your working capital accounts, including your inventory and accrued liabilities accounts.

Contractual Obligations, page 21

2.   Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating lease obligations. For example, clarify whether the disclosed obligation includes insurance, taxes and common area maintenance charges. We note per your disclosure on page 44 that such charges appear material. Also provide a context for readers to understand the impact of such charges on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 available at www.sec.gov.

Notes to Consolidated Financial Statements, page 28

Note 1 – Nature of Business and Significant Accounting Policies, page 31

Revenue Recognition, page 32

3.   Please disclose your accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time. Refer to APB 22. Show us how the revised disclosure will read in future filings.

Form 10-Q for Fiscal Quarter Ended November 25, 2006

Note 11 – Net Income Per Share, page 13

4.   Please revise your earnings per share reconciliation to include the *individual* share effects of all securities that affect earnings per share. Refer to paragraph 40.a. of SFAS 128.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief